Mail Stop 3561

April 21, 2009

Edward J. Byrnes
Chief Financial Officer
Genius Products, Inc.
2230 Broadway
Santa Monica, CA 90404

> **Re:** **Genius Products, Inc.**
> **File No. 000-27915**
> **Form 10-K: For the fiscal year ended December 31, 2007**
> **Form 10-Q: For the quarterly period ended June 30, 2008**
> **Form 10-Q: For the quarterly period ended September 30, 2008**

Dear Mr. Byrnes:

We have completed our review of your Form 10-K and your related filings, and we have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief